CrossNet, LLC
(A Limited Liability Company)

Financial Report
(Reviewed)
December 31, 2021

Contents

Independent Accountant's Review Report

Members
CrossNet, LLC

We have reviewed the accompanying financial statements of CrossNet, LLC (the Company), which comprise the balance sheets as of December 31, 2021 and 2020, the related statements of income (loss), changes in members' equity (deficit) and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion
Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

RSM US LLP

Charlotte, North Carolina
August 16, 2022

CrossNet, LLC
(A Limited Liability Company)

Balance Sheets
December 31, 2021 and 2020
See Independent Accountant's Review Report

	2021	2020
Assets		
Current assets:		
Cash	**$ 131,636**	$ 455,286
Accounts receivable	**193,022**	299,719
Inventories	**892,627**	1,878,775
Prepaid expenses and other current assets	**39,801**	2,201
Total current assets	**1,257,086**	2,635,981
Noncurrent assets:		
Security deposits	**14,468**	4,968
Property, plant and equipment	**21,747**	-
Total assets	**$ 1,293,301**	$ 2,640,949
Liabilities and Members' Equity		
Current liabilities:		
Accounts payable	**$ 342,945**	$ 366,110
Accrued expenses and other current liabilities	**266,582**	238,010
Line of credit	**1,000,000**	-
Total liabilities	**1,609,527**	604,120
Members' (deficit) equity	**(316,226)**	2,036,829
Total liabilities and members' equity	**$ 1,293,301**	$ 2,640,949

See notes to financial statements.

CrossNet, LLC
(A Limited Liability Company)

Statements of Income (Loss)
Years Ended December 31, 2021 and 2020
See Independent Accountant's Review Report

	2021	2020
Revenue	**$ 8,180,488**	$ 9,099,583
Cost of goods sold	**3,306,100**	3,637,232
Gross profit	**4,874,388**	5,462,351
Selling, general and administrative expenses	**6,588,272**	3,749,521
Operating (loss) income	**(1,713,884)**	1,712,830
Other (expense) income, net	**(12,113)**	6,070
Net (loss) income	**$ (1,725,997)**	$ 1,718,900

See notes to financial statements.

CrossNet, LLC
(A Limited Liability Company)

Statements of Changes in Members' Equity (Deficit)
Years Ended December 31, 2021 and 2020
See Independent Accountant's Review Report

Balance, January 1, 2020	$ 523,147
Contributions	1,250
Distributions	(206,468)
Net income	1,718,900
Balance, December 31, 2020	2,036,829
Distributions	(627,058)
Net loss	(1,725,997)
Balance, December 31, 2021	**$ (316,226)**

See notes to financial statements.

CrossNet, LLC
(A Limited Liability Company)

Statements of Cash Flows
Years Ended December 31, 2021 and 2020
See Independent Accountant's Review Report

	2021	2020
Cash flows from operating activities:		
Net (loss) income	**$ (1,725,997)**	$ 1,718,900
Adjustments to reconcile net (loss) income to net cash		
(used in) provided by operating activities:		
Depreciation	**2,226**	-
Changes in:		
Accounts receivable	**106,697**	(298,999)
Inventories	**986,148**	(1,602,125)
Prepaid expenses and other current assets	**(37,600)**	(1,255)
Accounts payable	**(23,165)**	366,110
Accrued expenses and other current liabilities	**28,572**	238,010
Net cash (used in) provided by operating activities	**(663,119)**	420,641
Cash flows from investing activities:		
Security deposits	**(9,500)**	(4,968)
Purchase of property, plant and equipment	**(23,973)**	-
Net cash used in investing activities	**(33,473)**	(4,968)
Cash from financing activities:		
Member contributions	**-**	1,250
Member distributions	**(627,058)**	(206,468)
Borrowings on line of credit	**1,000,000**	-
Net cash provided by (used in) financing activities	**372,942**	(205,218)
Net (decrease) increase in cash	**(323,650)**	210,455
Cash:		
Beginning	**455,286**	244,831
Ending	**$ 131,636**	$ 455,286

See notes to financial statements.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: CrossNet, LLC (the Company) was founded on September 7, 2017, under the laws of the state of Delaware. The Company develops and sells "Crossnet", an outdoor volleyball based, four-square game with products sold at various sporting goods stores and wholesalers.

The Company outsources production of their product to a third party manufacturing company located in China. Additionally, the Company has a Canadian warehouse that is used for production for all Canadian based sales.

Basis of presentation: The accompanying financial statements have been prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

A summary of the Company's significant accounting policies follows:

Limited liability company assets and liabilities: In accordance with the generally accepted method of presenting limited liability company financial statements, the financial statements do not include the assets and liabilities of the members, including their obligation for income taxes on their distributive shares of the net income (loss) of the limited liability company, nor any provision for income tax expense.

Accounts receivable: Accounts receivable are customer obligations due under normal trade terms.

Inventories: Inventories consist of finished goods awaiting sale and are stated at the lower of cost or net realizable value. Cost is determined using an average costing methodology.

Advertising: The Company expenses advertising costs as incurred. Advertising expense totaled $2,146,891 and $1,778,178 for the years ended December 31, 2021 and 2020, respectively.

Reclassifications: The Company's policy is to reclassify certain accounts reported in the prior year's financial statements to conform to classifications adopted in the current year. These classifications have no effect on the net income or members' equity of prior periods.

Revenue recognition: Revenue is recognized in accordance with Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers.

The Company's revenue consists of two streams: retail (direct to consumer) and wholesale. Direct to consumer revenue is recognized at a point in time upon the customer placing the online order and the performance obligation being met when the goods are shipped. Wholesale revenue is recognized at a point in time upon transfer of control to the customer when the goods are shipped.

The Company's revenue streams consist of the following for the years ended December 31, 2021 and 2020:

	2021	2020
Direct to consumer revenue	$ 3,933,947	$ 5,331,870
Wholesale revenue	4,246,541	3,767,713
	$ 8,180,488	$ 9,099,583

Note 1. Nature of Business and Significant Accounting Policies (Continued)

The Company has elected as a practical expedient the accounting policy under which it excludes from the transaction price taxes it collects from its customers that were assessed by a government authority on (or contemporaneous with) the entity's revenue-generating transactions with its customers. The Company therefore reports sales revenue net of sales tax.

Shipping: Costs incurred related to shipping product to customers are classified as selling, general and administrative expenses in the accompanying statements of income (loss) and totaled $668,458 and $543,905 for the years ended December 31, 2021 and 2020, respectively.

Income taxes: The Company operates as a limited liability company treated as a partnership for federal and state income tax reporting purposes. Accordingly, the Company's results of operations will be included in the income tax returns of its individual members. Additionally, no provision for uncertain tax positions has been recorded in the Company's financial statements.

Distributions to members: The Company makes distributions to members for amounts required to enable the members to pay income taxes on income attributable to the Company's operations. Under certain conditions specified in the operating agreement, other distributions are permitted.

Subsequent events: The Company evaluated its subsequent events through August 16, 2022, the date on which the financial statements were available to be issued.

On February 2, 2022, the Company entered into a revolving credit agreement with a financial institution that has an availability of $500,000, with interest calculated at 13.5% per annum, and matures in February 2023. As of the date of this report the Company has drawn approximately $380,000.

Recent accounting pronouncements: In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-02, *Leases (Topic 842)*. The guidance in this ASU supersedes the leasing guidance in Topic 840, Leases. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact of the pending adoption of the new standard on its financial statements.

Note 2. Concentration of Risk

For the year ended December 31, 2021, there were no major customers that required disclosure. For the year ended December 31, 2020, two customers accounted for approximately 34% of the Company's revenue. The Company had accounts receivable of $87,415 at December 31, 2020, from these customers.

Note 3. Line of Credit

In October 2021, the Company entered into a line of credit agreement with a financial institution which has a maturity date of October 2022 and a maximum availability of $1,000,000. Interest is calculated using the adjusted Secured Overnight Financing Rate (SOFR) plus an applicable margin of 4.25% and an unsecured to secured rate adjustment of 0.10%. The interest rate at December 31, 2021, was 5.35%. The Company had borrowings outstanding of $1,000,000 at December 31, 2021, which are due in full in October 2022. The line of credit is presented as current in the accompanying balance sheet as of December 31, 2021; however, it is the Company's practice to renew this credit facility annually. In addition, the agreement contains a financial covenant; the Company obtained a waiver for non-compliance with this covenant as of December 31, 2021.

Note 4. Retirement Plan

The Company maintains a 401(k) retirement plan for the benefit of its employees. The Company matches 100% of the first 3% of employee elective deferrals plus 50% of elective deferrals over 3%. For the years ended December 31, 2021 and 2020, the Company made contributions totaling $4,199 and $700, respectively, to this plan.

Note 5. Commitments

The Company leases warehouse and office space in California and Canada with terms that expire through varying periods until October 2023. Rent expense for the years ended December 31, 2021 and 2020, totaled $172,238 and $97,638, respectively. The Company recognizes rent expense on a straight-line basis.

Future minimum annual lease payments under the leases are as follows as of December 31, 2021:

Year ending December 31:		
2022	$	259,997
2023		112,928
	$	372,925

Note 6. Royalties

The Company has a patent agreement with a third party for the right to use the sports net apparatus and to manufacture and market the product. The patent agreement includes required minimum annual royalty payments of $20,000 beginning in 2020 and for each calendar year thereafter. Additionally, a $4 royalty rate is applied for each sale of product during the calendar year. The Company recognized royalty expense of $211,272 and $270,816 during the years ended December 31, 2021 and 2020, respectively.